UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION INCLUDED IN THIS REPORT

1.	Quarterly Report for the Third Quarter of the 144th Fiscal Year filed on February 12, 2013

On February 12, 2013, the registrant filed its Quarterly Report (Shihanki Houkokusho) with the Director of the Kanto Local Finance Bureau of Japan pursuant to the Financial Instruments and Exchange Act of Japan. This Quarterly Report contains, among other information, Quarterly Consolidated Financial Statements for the nine months period ended December 31, 2012 and the three months period ended December 31, 2012.

Material information in the report, other than the Quarterly Consolidated Financial Statements, has already been reported by the registrant in its press release dated January 29, 2013, a copy of which was submitted under cover of Form 6-K on January 30, 2013 by the registrant.

Attached is an English translation of the registrant’s Quarterly Consolidated Financial Statements for the nine months period ended December 31, 2012 and the three months period ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: February 13, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

[Quarterly Consolidated Financial Statements]

Consolidated Balance Sheets (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

December 31, 2012 and March 31, 2012

	December 31, 2012		March 31, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Assets
Current assets
Cash and cash equivalents	¥95,001		¥83,079
Time deposits	143		907
Trade notes and accounts receivable (Note 4)	512,754		559,749
Inventories (Note 5)	652,445		612,359
Deferred income taxes and other current assets (Notes 8, 11, 12 and 13)	148,164		144,278

Total current assets	1,408,507	59.4	1,400,372	60.3

Long-term trade receivables (Note 4)	200,429	8.5	184,294	8.0
Investments
Investments in and advances to affiliated companies	21,032		20,565
Investment securities (Notes 6, 12 and 13)	53,517		54,192
Other	2,205		2,582

Total investments	76,754	3.2	77,339	3.3

Property, plant and equipment — less accumulated depreciation and amotization of ¥690,480 million at December 31, 2012 and ¥656,248 million at March 31, 2012	564,746	23.8	529,656	22.8

Goodwill	31,543	1.3	31,229	1.4

Other intangible assets — less accumulated amotization	52,733	2.2	57,953	2.5

Deferred income taxes and other assets (Notes 8, 11, 12 and 13)	37,390	1.6	39,686	1.7

	¥2,372,102	100.0	¥2,320,529	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

	December 31, 2012		March 31, 2012
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Liabilities and Equity
Current liabilities
Short-term debt	¥239,266		¥215,824
Current maturities of long-term debt (Notes 12 and 13)	131,332		119,457
Trade notes, bills and accounts payable	202,844		273,460
Income taxes payable	16,064		23,195
Deferred income taxes and other current liabilities (Notes 8, 11, 12 and 13)	213,289		231,774

Total current liabilities	802,795	33.8	863,710	37.2

Long-term liabilities
Long-term debt (Notes 12 and 13)	333,601		312,519
Liability for pension and retirement benefits	50,547		50,685
Deferred income taxes and other liabilities (Notes 8, 11, 12 and 13)	39,548		36,158

Total long-term liabilities	423,696	17.9	399,362	17.2

Total liabilities	1,226,491	51.7	1,263,072	54.4

Commitments and contingent liabilities (Note 10)	—		—

Equity
Komatsu Ltd. shareholders’ equity
Common stock:
Authorized 3,955,000,000 shares at December 31, 2012 and at March 31, 2012
Issued 983,130,260 shares at December 31, 2012 and at March 31, 2012	67,870		67,870
Outstanding 952,322,360 shares at December 31, 2012 and 952,261,022 shares at March 31, 2012
Capital surplus	138,883		138,384
Retained earnings:
Appropriated for legal reserve	38,222		37,954
Unappropriated	999,292		951,395
Accumulated other comprehensive income (loss) (Notes 6, 11 and 13)	(106,686)		(142,389)
Treasury stock at cost, 30,807,900 shares at December 31, 2012 and 30,869,238 shares at March 31, 2012	(43,437)		(43,518)

Total Komatsu Ltd. shareholders’ equity	1,094,144	46.1	1,009,696	43.5

Noncontrolling interests	51,467	2.2	47,761	2.1

Total equity	1,145,611	48.3	1,057,457	45.6

	¥2,372,102	100.0	¥2,320,529	100.0

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2012 and 2011

Consolidated Statements of Income

	Nine months ended December 31, 2012		Nine months ended December 31, 2011
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥1,350,578	100.0	¥1,448,509	100.0
Cost of sales (Note 11)	986,846	73.1	1,048,195	72.4
Selling, general and administrative expenses (Note 7)	212,663	15.7	208,677	14.4
Other operating income (expenses), net	(578)	(0.0)	198	0.0

Operating income	150,491	11.1	191,835	13.2

Other income (expenses), net	(4,903)		(6,144)
Interest and dividend income	3,209	0.2	3,035	0.2
Interest expense	(6,155)	(0.5)	(5,721)	(0.4)
Other, net (Notes 6, 11 and 13)	(1,957)	(0.1)	(3,458)	(0.2)

Income before income taxes and equity in earnings of affiliated companies	145,588	10.8	185,691	12.8

Income taxes (Note 8)
Current	47,039		46,497
Deferred	1,219		4,721

Total	48,258	3.6	51,218	3.5

Income before equity in earnings of affiliated companies	97,330	7.2	134,473	9.3
Equity in earnings of affiliated companies	1,007	0.1	1,401	0.1

Net income	98,337	7.3	135,874	9.4

Less: Net income attributable to noncontrolling interests	7,241	0.5	6,498	0.4
Net income attributable to Komatsu Ltd.	¥91,096	6.7	¥129,376	8.9

	Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Net income attributable to Komatsu Ltd. per share (Note 9)
Basic	¥95.66	¥133.86
Diluted	95.57	133.75
Cash dividends per share (Note 15)	45.00	41.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Nine months ended December 31, 2012	Nine months ended December 31, 2011
	Millions of yen	Millions of yen
Net income	¥98,337	¥135,874
Other comprehensive income (loss), for the period, net of tax (Notes 6, 11 and 13)
Foreign currency translation adjustments	36,186	(51,038)
Net unrealized holding gains (losses) on securities available for sale	125	(7,348)
Pension liability adjustments	1,611	(366)
Net unrealized holding gains (losses) on delivative instruments	(18)	(84)

Total	37,904	(58,836)

Comprehensive income (loss)	136,241	77,038
Less: Comprehensive income (loss) attributable to noncontrolling interests	9,442	3,196

Comprehensive income (loss) attributable to Komatsu Ltd.	¥126,799	¥73,842

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Three months ended December 31, 2012 and 2011

Consolidated Statements of Income

	Three months ended December 31, 2012		Three months ended December 31, 2011
	Millions of yen	Component ratio (%)	Millions of yen	Component ratio (%)
Net sales	¥419,729	100.0	¥462,642	100.0
Cost of sales (Note 11)	308,761	73.6	335,207	72.5
Selling, general and administrative expenses (Note 7)	71,179	17.0	68,538	14.8
Other operating income (expenses), net	(562)	(0.1)	(11)	(0.0)

Operating income	39,227	9.3	58,886	12.7

Other income (expenses), net	977		(3,438)
Interest and dividend income	941	0.2	950	0.2
Interest expense	(1,649)	(0.4)	(2,066)	(0.4)
Other, net (Notes 6, 11 and 13)	1,685	0.4	(2,322)	(0.5)

Income before income taxes and equity in earnings of affiliated companies	40,204	9.6	55,448	12.0

Income taxes (Note 8)
Current	10,805		11,714
Deferred	2,737		7,242

Total	13,542	3.2	18,956	4.1

Income before equity in earnings of affiliated companies	26,662	6.4	36,492	7.9
Equity in earnings of affiliated companies	439	0.1	367	0.1

Net income	27,101	6.5	36,859	8.0

Less: Net income attributable to noncontrolling interests	2,117	0.5	2,158	0.5
Net income attributable to Komatsu Ltd.	¥24,984	6.0	¥34,701	7.5

	Yen
	Three months ended December 31, 2012	Three months ended December 31, 2011
Net income attributable to Komatsu Ltd. per share (Note 9)
Basic	¥26.23	¥36.01
Diluted	26.21	35.98
Cash dividends per share (Note 15)	24.00	21.00

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

	Three months ended December 31, 2012	Three months ended December 31, 2011
	Millions of yen	Millions of yen
Net income	¥27,101	¥36,859
Other comprehensive income (loss), for the period, net of tax (Notes 6, 11 and 13)
Foreign currency translation adjustments	80,008	4,698
Net unrealized holding gains (losses) on securities available for sale	6,638	848
Pension liability adjustments	409	69
Net unrealized holding gains (losses) on delivative instruments	(1,398)	(764)

Total	85,657	4,851

Comprehensive income (loss)	112,758	41,710
Less: Comprehensive income (loss) attributable to noncontrolling interests	7,250	2,932

Comprehensive income (loss) attributable to Komatsu Ltd.	¥105,508	¥38,778

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Equity (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2012	Millions of yen

			Retained earnings		Accumulated		Total
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥67,870	¥138,384	¥37,954	¥951,395	¥(142,389)	¥(43,518)	¥1,009,696	¥47,761	¥1,057,457

Cash dividends (Note 15)				(42,877)			(42,877)	(5,689)	(48,566)
Transfer to retained earnings appropriated for legal reserve			268	(268)			—		—
Other changes							—	(47)	(47)
Comprehensive income(loss)
Net income				91,096			91,096	7,241	98,337
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					33,836		33,836	2,350	36,186
Net unrealized holding gains (losses) on securities available for sale					125		125	—	125
Pension liability adjustments					1,604		1,604	7	1,611
Net unrealized holding gains (losses) on derivative instruments (Note 11)					138		138	(156)	(18)

Comprehensive income (loss)							126,799	9,442	136,241

Issuance and exercise of stock acquisition rights (Note 7)		499					499		499
Purchase of treasury stock						(26)	(26)		(26)
Sales of treasury stock				(54)		107	53		53

Balance at December 31, 2012	¥67,870	¥138,883	¥38,222	¥999,292	¥(106,686)	¥(43,437)	¥1,094,144	¥51,467	¥1,145,611

Nine months ended December 31, 2011	Millions of yen

			Retained earnings		Accumulated		Total
	Common stock	Capital surplus	Appropriated for legal reserve	Unappropriated	other comprehensive income (loss)	Treasury stock	Komatsu Ltd. shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	¥67,870	¥140,523	¥34,494	¥847,153	¥(131,059)	¥(35,138)	¥923,843	¥48,837	¥972,680

Cash dividends (Note 15)				(39,701)			(39,701)	(5,987)	(45,688)
Transfer to retained earnings appropriated for legal reserve			2,693	(2,693)			—		—
Other changes		(146)					(146)	(4,089)	(4,235)
Comprehensive income(loss)
Net income				129,376			129,376	6,498	135,874
Other comprehensive income(loss), for the period, net of tax
Foreign currency translation adjustments					(47,894)		(47,894)	(3,144)	(51,038)
Net unrealized holding gains (losses) on securities available for sale					(7,348)		(7,348)	—	(7,348)
Pension liability adjustments					(366)		(366)	—	(366)
Net unrealized holding gains (losses) on derivative instruments (Note 11)					74		74	(158)	(84)

Comprehensive income(loss)							73,842	3,196	77,038

Issuance and exercise of stock acquisition rights(Note 7)		704					704		704
Purchase of treasury stock						(31,112)	(31,112)		(31,112)
Sales of treasury stock		133				202	335		335

Balance at December 31, 2011	¥67,870	¥141,214	¥37,187	¥934,135	¥(186,593)	¥(66,048)	¥927,765	¥41,957	¥969,722

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Unaudited)

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2012 and 2011

	Millions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Operating activities
Net income	¥98,337	¥135,874
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	64,597	68,074
Deferred income taxes	1,219	4,721
Net loss (gain) from sale of investment securities and subsidiaries	97	2,285
Net loss (gain) on sale of property	(435)	(227)
Loss on disposal of fixed assets	1,045	1,331
Pension and retirement benefits, net	569	1,239
Changes in assets and liabilities:
Decrease (increase) in trade receivables	59,788	20,036
Decrease (increase) in inventories	(16,669)	(134,650)
Increase (decrease) in trade payables	(71,360)	(30,273)
Increase (decrease) in income taxes payable	(7,225)	(21,773)
Other, net	(875)	14,243

Net cash provided by (used in) operating activities	129,088	60,880

Investing activities
Capital expenditures	(104,356)	(96,561)
Proceeds from sale of property	6,402	5,278
Proceeds from sale of available for sale investment securities	595	1,256
Purchases of available for sale investment securities	(11)	(1,446)
Acquisition of subsidiaries and equity investees, net of cash acquired	(5,752)	(7,836)
Collection of loan receivables	613	1,908
Disbursement of loan receivables	(50)	(400)
Decrease (increase) in time deposits, net	788	(442)

Net cash provided by (used in) investing activities	(101,771)	(98,243)

Financing activities
Proceeds from long-term debt	104,988	105,827
Repayments on long-term debt	(83,610)	(37,949)
Increase (decrease) in short-term debt, net	18,622	118,322
Repayments of capital lease obligations	(5,057)	(42,863)
Sale (purchase) of treasury stock, net	44	(30,833)
Dividends paid	(42,877)	(39,701)
Other, net	(7,002)	(10,725)

Net cash provided by (used in) financing activities	(14,892)	62,078

Effect of exchange rate change on cash and cash equivalents	(503)	(5,320)

Net increase (decrease) in cash and cash equivalents	11,922	19,395
Cash and cash equivalents, beginning of year	83,079	84,224

Cash and cash equivalents, end of period	¥95,001	¥103,619

The accompanying Notes are an integral part of these Quarterly Consolidated Financial Statements.

Komatsu Ltd. and Consolidated Subsidiaries

Nine months ended December 31, 2012 and 2011

Notes to Quarterly Consolidated Financial Statements (Unaudited)

1. Basis of Quarterly Financial Statement Presentation and Summary of Significant Accounting Policies

Basis of Quarterly Financial Statement Presentation

Komatsu Ltd. (“Company”) and consolidated subsidiaries (together “Komatsu”) prepare and present the accompanying quarterly consolidated financial statements in accordance with generally accepted accounting principles in the United States of America.

Summary of Significant Accounting Policies

The Company adopted the Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income, starting in the nine months period of FY2012, ending March 31, 2013. The Update requires an entity to report comprehensive income either in a single continuous financial statement (one-statement approach) or in two separate but consecutive statements (two-statement approach). Concerning ASU2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items out of Accumulated Other Comprehensive Income in ASU 2011-05, however, the effective date for amendments to the presentation of reclassification of items out of other comprehensive income has been deferred. ASU2011-05 being a disclosure regulation, such adoption did not have any impact on the Company’s financial position and results of operations.

Excluding the above, there is no material change for Summary of Significant Accounting Policies stated in annual report for the year ended March 31, 2012.

2. Supplemental Cash Flow Information

Additional cash flow information and noncash investing and financing activities for the nine months ended December 31, 2012 and 2011 are as follows:

	Millions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Additional cash flow information:
Interest paid	¥6,824	¥5,625
Income taxes paid	48,693	68,766
Noncash investing and financing activities:
Capital lease obligations incurred	¥3,258	¥1,587

3. Business Combination

On November 30, 2012, Komatsu Forest AB (hereinafter “KFAB”), Komatsu’s wholly owned subsidiary acquired Log Max AB and Log Max, Inc., Log Max AB’s US sales company from Log Max International Holding AB.

Log Max AB, a Sweden-based manufacturer of forest machine attachments, offers an extensive range of simple structured, high-reliability harvester heads in small to large sizes, while globalizing its operation and enjoying customers’ solid trust. Harvester heads made by Log Max and KFAB are mutually complementary in type of harvesting and tree sizes. Therefore, Komatsu looks forward to generating important synergic effects in sales expansion of forestry machines as a result of expanding its range of harvester heads.

Through this acquisition, Log Max AB and Log Max Inc., became wholly owned subsidiaries of KFAB. The total purchase price for the acquisition was approximately ¥6.3 billion.

The allocation of fair value of the acquisition under Financial Accounting Standards Board Accounting Standard Codification TM (“ASC”) 805, “Business Combinations” will be finalized when the valuation is completed.

The amounts of sales and net income of Log Max AB and Log Max Inc., included in Komatsu’s consolidated income statement since the date of acquisition for the end of December 2012 were immaterial.

Assuming this acquisition had been made at the beginning of the prior annual reporting period, the consolidated pro forma results would not be materially different from reported results.

4. Allowance for Doubtful Receivables

At December 31, 2012 and at March 31, 2012, allowances for doubtful receivables deducted from “Trade notes and accounts receivable” and “Long-term trade receivables” are ¥15,655 million and ¥15,243 million, respectively.

5. Inventories

At December 31, 2012 and at March 31, 2012, inventories comprised the following:

	Millions of yen
	December 31, 2012	March 31, 2012
Finished products, including finished parts held for sale	¥454,332	¥422,001
Work in process	147,831	141,302
Materials and supplies	50,282	49,056

Total	¥652,445	¥612,359

6. Investment Securities

Investment securities at December 31, 2012 and at March 31, 2012 primarily consisted of securities available for sale.

Unrealized holding gains and losses are included as a component of accumulated other comprehensive income (loss) until realized.

The cost, gross unrealized holding gains and losses, and fair value for such investment securities by major security types at December 31, 2012 and at March 31, 2012 are as follows:

	Millions of yen
		Gross unrealized holding
	Cost	Gains	Losses	Fair value
At December 31, 2012
Investment securities:
Marketable equity securities available for sale	¥19,713	¥26,080	¥54	¥45,739

Other investment securities at cost	7,778

	¥27,491

At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥19,890	¥26,072	¥29	¥45,933

Other investment securities at cost	8,259

	¥28,149

Other investment securities primarily include non-marketable equity securities. The fair value of other investment securities was not estimated as it was not practicable to estimate the fair value of investments and no significant events or changes that might have effected the fair value of those investments were observed.

Proceeds from the sales of investment securities available for sale were ¥595million and ¥1,256 million for the nine months ended December 31, 2012 and 2011, respectively.

Impairment losses and net realized gains or losses from sale of investment securities available for sale during the nine months ended December 31, 2012 and 2011 amounted to losses of ¥97 million and ¥2,285 million, respectively. Impairment losses and net realized gains or losses from sale of investment securities available for sale during the three months ended December 31, 2012 and 2011 amounted to losses of ¥16 million and ¥2,376 million, respectively. Such gains and losses were included in other income (expenses), net in the accompanying consolidated statements of income.

The cost of the investment securities sold was computed based on the average-cost method.

Gross unrealized holding losses and the fair value of available-for-sale securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at December 31, 2012 and March 31, 2012 are as follows:

	Millions of yen
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses	Fair value	Gross unrealized holding losses
At December 31, 2012
Investment securities:
Marketable equity securities available for sale	¥211	¥54	¥—	¥—	¥211	¥54

At March 31, 2012
Investment securities:
Marketable equity securities available for sale	¥272	¥29	¥—	¥—	¥272	¥29

Komatsu judged the decline in fair value of investment securities to be temporary at December 31, 2012 and at March 31, 2012, with considering such factors as financial and operating conditions of issuer, the industry in which the issuer operates and other relevant factors.

7. Share-Based Compensation

The Company has two types of stock option plans as share-based compensation for directors and certain employees and certain directors of subsidiaries.

The stock option plans resolved by the Board of Directors’ meetings held in and before June 2010

The right to purchase the Company’s shares is granted at a predetermined price to directors and certain employees and certain directors of subsidiaries. The purchase price is the amount calculated by taking the average of the closing prices applicable to ordinary transactions of shares of the Company on the Tokyo Stock Exchange on all days for a month immediately preceding the month in which the date of grant of the right falls and multiplying by 1.05, provided that the exercise price shall not be less than the closing price of the shares of the Company on the Tokyo Stock Exchange on the date of the grant.

The stock option plans resolved by the Board of Directors’ meetings held in and after July 2010

The right to purchase the Company’s shares is granted at an exercise price of ¥1 per share to directors and certain employees and certain directors of subsidiaries.

Based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 13, 2011, the Company issued 872 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 22, 2011 and the Board of Directors on July 13, 2011, the Company also issued 2,529 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ended March 31, 2012. The options vest 100% on each of the grant dates and are exercisable from August 1, 2014.

In addition, based on the resolutions of the shareholders’ meeting on June 23, 2010 and the Board of Directors on July 12, 2012, the Company issued 843 rights of its share acquisition rights to directors. Based on the resolutions of the shareholders’ meeting on June 20, 2012 and the Board of Directors on July 12, 2012, the Company also issued 2,555 rights of its share acquisition rights to certain employees and certain directors of subsidiaries during the year ending March 31, 2013. The options vest 100% on each of the grant dates and are exercisable from August 1, 2015.

The number of shares subject to one share acquisition rights is 100 shares.

Komatsu recognizes compensation expense using the fair value method. Compensation expenses during the nine months ended December 31, 2012 and 2011 were ¥500 million and ¥771 million, respectively, and were recorded in selling, general and administrative expenses. Compensation expenses during the three months ended December 31, 2012 and 2011 were ¥300 million and ¥462 million, respectively, and were recorded in selling, general and administrative expenses.

8. Income Taxes

The effective tax rates for the nine months ended December 31, 2012 and 2011 were 33.1% and 27.6%, respectively. At the nine months ended December 31, 2011, the differences between the effective tax rate and the Japanese statutory tax rate 40.8% include a decrease of the valuation allowance of ¥12,686 million (6.8% on income before income taxes and equity in earnings of affiliated companies) by a change in assessment about the likelihood of recovery of a deferred tax asset related to the decision of the merger between Komatsu Rental Ltd. and the Company during the three months ended June 30, 2011.

9. Net Income Attributable to Komatsu Ltd. per Share

A reconciliation of the numerators and denominators of the basic and diluted net income attributable to Komatsu Ltd. per share computations is as follows:

	Millions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Net income attributable to Komatsu Ltd.	¥91,096	¥129,376

	Number of shares
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Weighted average common shares outstanding, less treasury stock	952,321,093	966,471,670
Dilutive effect of:
Stock options	843,019	840,138
Weighted average diluted common shares outstanding	953,164,112	967,311,808

	Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Net income attributable to Komatsu Ltd. per share:
Basic	¥95.66	¥133.86
Diluted	¥95.57	¥133.75

	Millions of yen
	Three months ended December 31, 2012	Three months ended December 31, 2011
Net income attributable to Komatsu Ltd.	¥24,984	¥34,701

	Number of shares
	Three months ended December 31, 2012	Three months ended December 31, 2011
Weighted average common shares outstanding, less treasury stock	952,324,598	963,734,202
Dilutive effect of:
Stock options	958,077	831,404

Weighted average diluted common shares outstanding	953,282,675	964,565,606

	Yen
	Three months ended December 31, 2012	Three months ended December 31, 2011
Net income attributable to Komatsu Ltd. per share:
Basic	¥26.23	¥36.01
Diluted	¥26.21	¥35.98

10. Contingent Liabilities

At December 31, 2012 and at March 31, 2012, Komatsu was contingently liable for discounted and transferred receivables on a recourse basis with the financial institutions of ¥383 million and ¥1,875 million, respectively.

Komatsu provides guarantees to third parties of loans of the employees, affiliated companies, customers and other companies. The guarantees relating to the employees are mainly made for their housing loans. The guarantees of loans relating to the affiliated companies, customers and other companies are made to enhance the credit of those companies.

For each guarantee provided, Komatsu would have to perform under a guarantee, if the borrower defaults on a payment within the contract terms. The contract terms are from 10 years to 30 years in the case of employees with housing loans, and from 1 year to 11 years in the case of loans relating to the affiliated companies, customers and other companies. The maximum amount of undiscounted payments Komatsu would have had to make in the event of default was ¥97,302 million and ¥92,955 million at December 31, 2012 and at March 31, 2012, respectively. The fair value of the liabilities recognized for Komatsu’s obligations as guarantors under those guarantees at December 31, 2012 was insignificant. Certain of those guarantees were secured by collateral and insurance issued to Komatsu.

Management of Komatsu believes that losses from those contingent liabilities, if any, would not have a material effect on the consolidated financial statements.

Komatsu is involved in certain legal actions and claims arising in the ordinary course of its business. It is the opinion of management and legal counsel that such litigation and claims will be resolved without material effect on Komatsu’s financial statements.

Komatsu has business activities with customers, dealers and associates around the world and its trade receivables from such parties are well diversified to minimize concentrations of credit risks. Management does not anticipate incurring losses on its trade receivables in excess of established allowances.

11. Derivative Financial Instruments

Notional principal amounts of derivative financial instruments outstanding at December 31, 2012 and at March 31, 2012 are as follows:

	Millions of yen
	December 31, 2012	March 31, 2012
Forwards and options:
Sale of foreign currencies	¥115,802	¥129,282
Purchase of foreign currencies	41,142	78,859
Option contracts (purchased)	—	247
Interest rate swaps, cross-currency swaps and interest rate cap agreements	¥91,704	¥83,014

Fair values of derivative instruments at December 31, 2012 and at March 31, 2012 on the consolidated balance sheets are as follows (Notes 12 and 13):

	Millions of yen
	December 31, 2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥11	Deferred income taxes and other current liabilities	¥3,219
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	1,984
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	2	Deferred income taxes and other current liabilities	1,384

Total		¥13		¥6,587

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥275	Deferred income taxes and other current liabilities	¥3,155
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	19
Option contracts	Deferred income taxes and other current assets	—	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	11	Deferred income taxes and other current liabilities	540
	Deferred income taxes and other assets	393	Deferred income taxes and other liabilities	—

Total		¥679		¥3,714

Total Derivative Instruments		¥692		¥10,301

	Millions of yen
	March 31, 2012
	Derivative Assets		Derivative Liabilities
Derivative instruments designated as hedging instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥1,681	Deferred income taxes and other current liabilities	¥5,578
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	105
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	21	Deferred income taxes and other current liabilities	750

Total		¥1,702		¥6,433

	Derivative Assets		Derivative Liabilities
Undesignated derivative instruments	Location on the consolidated Balance Sheets	Estimated fair value	Location on the consolidated Balance Sheets	Estimated fair value
Forwards contracts	Deferred income taxes and other current assets	¥569	Deferred income taxes and other current liabilities	¥2,805
	Deferred income taxes and other assets	—	Deferred income taxes and other liabilities	55
Option contracts	Deferred income taxes and other current assets	5	Deferred income taxes and other current liabilities	—
Interest rate swaps,cross-currency swaps and interest rate cap agreements	Deferred income taxes and other current assets	1,102	Deferred income taxes and other current liabilities	418
	Deferred income taxes and other assets	467	Deferred income taxes and other liabilities	9

Total		¥2,143		¥3,287

Total Derivative Instruments		¥3,845		¥9,720

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the nine months ended December 31, 2012 and 2011 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Nine months ended December 31, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(2,317)	Other income (expenses), net: Other, net	¥(2,923)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(335)	—	—	—	—

Total	¥(2,652)		¥(2,923)		¥—

	Millions of yen
	Nine months ended December 31, 2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥5,748	Other income (expenses), net: Other, net	¥5,218	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(340)	—	—	—	—

Total	¥5,408		¥5,218		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Nine months ended December 31, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(2,748)
Option contracts	Other income (expenses), net: Other, net	(4)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(55)
	Other income (expenses), net: Other, net	(921)

Total		¥(3,728)

	Millions of yen
	Nine months ended December 31, 2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥3,872
Option contracts	Other income (expenses), net: Other, net	6
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(221)
	Other income (expenses), net: Other, net	858

Total		¥4,515

The effects of derivative instruments on the consolidated statements of income and consolidated statements of comprehensive income for the three months ended December 31, 2012 and 2011 are as follows:

Derivative instruments designated as cash flow hedging relationships

	Millions of yen
	Three months ended December 31, 2012
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(8,065)	Other income (expenses), net: Other, net	¥(5,657)	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(218)	—	—	—	—

Total	¥(8,283)		¥(5,657)		¥—

	Millions of yen
	Three months ended December 31, 2011
	Effective portion			Ineffective portion and amount excluded from effectiveness testing
	Amount of gains (losses) recognized in OCI on derivatives	Location of gains (losses) reclassified from accumulated OCI into income	Amount of gains (losses) reclassified from accumulated OCI into income	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	¥(429)	Other income (expenses), net: Other, net	¥835	—	¥—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	(13)	—	—	—	—

Total	¥(442)		¥835		¥—

*	OCI stands for other comprehensive income (loss).

Derivative instruments not designated as hedging instruments relationships

	Millions of yen
	Three months ended December 31, 2012
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(3,193)
Option contracts	Other income (expenses), net: Other, net	(3)
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(34)
	Other income (expenses), net: Other, net	(313)

Total		¥(3,543)

	Millions of yen
	Three months ended December 31, 2011
	Location of gains (losses) recognized in income on derivatives	Amount of gains (losses) recognized in income on derivatives
Forwards contracts	Other income (expenses), net: Other, net	¥(2,729)
Option contracts	Other income (expenses), net: Other, net	4
Interest rate swaps, cross-currency swaps and interest rate cap agreements	Cost of sales	(75)
	Other income (expenses), net: Other, net	(796)

Total		¥(3,596)

12.	Fair Values of Financial Instruments

(1)	Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Other Current Assets, Short-Term Debt, Trade Notes, Bills and Accounts Payables, and Other Current Liabilities

The carrying amount approximates fair value because of the short maturity of these instruments.

(2)	Investment Securities, Marketable Equity Securities

The fair values of investment securities available for sale for which it is practicable to estimate fair value are based on quoted market prices and are recognized on the accompanying consolidated balance sheets.

(3)	Long-Term Trade Receivables, Including Current Portion

The fair values of long-term trade receivables are based on the present value of future cash flows through maturity, discounted using estimated current interest rates. The fair values computed on such a basis approximate the carrying amounts.

(4)	Long-Term Debt, Including Current Portion(Note 13)

The fair values of each of the long-term debts are based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity and is classified in Level 2 in the fair value hierarchy.

(5)	Derivatives(Notes 11 and 13)

The fair values of derivative financial instruments, consisting principally of foreign exchange contracts and interest swap agreements, are estimated by obtaining quotes from brokers and are recognized on the accompanying consolidated balance sheets.

The carrying amounts and the estimated fair values of the financial instruments, including financial instruments not qualifying as hedge, at December 31, 2012 and at March 31, 2012, are summarized as follows:

	Millions of yen
	December 31, 2012		March 31, 2012
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Investment securities, marketable equity securities	¥45,739	¥45,739	¥45,933	¥45,933
Long-term debt, including current portion	464,933	457,733	431,976	429,357
Derivatives:
Forwards and options
Assets	286	286	2,255	2,255
Liabilities	8,377	8,377	8,543	8,543
Interest rate swaps, cross-currency swaps and interest rate cap agreements
Assets	406	406	1,590	1,590
Liabilities	1,924	1,924	1,177	1,177

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates.

13. Fair value measurements

ASC820, “Fair Value Measurements and Disclosures” defines that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of inputs used to measure fair value are as follows:

Level 1 –	Quoted prices in active markets for identical assets or liabilities

Level 2 –	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3 –	Unobservable inputs for the assets or liabilities

Assets and liabilities that are measured at fair value on a recurring basis

The fair value hierarchy levels of assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012 and at March 31, 2012 are as follows:

	Millions of yen
	Level 1	Level 2	Level 3	Total
December 31, 2012
Assets
Investment securities available for sale
Manufacturing industry	¥25,449	¥—	¥—	¥25,449
Financial service industry	17,386	—	—	17,386
Other	2,904	—	—	2,904
Derivatives
Forward contracts	—	286	—	286
Option contracts	—	—	—	—
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	406	—	406

Total	¥45,739	¥692	¥—	¥46,431

Liabilities
Derivatives
Forward contracts	¥—	¥8,377	¥—	¥8,377
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,924	—	1,924
Other	—	70,038	594	70,632

Total	¥—	¥80,339	¥594	¥80,933

	Millions of yen
	Level 1	Level 2	Level 3	Total
March 31, 2012
Assets
Investment securities available for sale
Manufacturing industry	¥27,172	¥—	¥—	¥27,172
Financial service industry	16,166	—	—	16,166
Other	2,595	—	—	2,595
Derivatives
Forward contracts	—	2,250	—	2,250
Option contracts	—	5	—	5
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,590	—	1,590

Total	¥45,933	¥3,845	¥—	¥49,778

Liabilities
Derivatives
Forward contracts	¥—	¥8,543	¥—	¥8,543
Interest rate swaps, cross-currency swaps and interest rate cap agreements	—	1,177	—	1,177
Other	—	53,103	752	53,855

Total	¥—	¥62,823	¥752	¥63,575

Investment securities available for sale

Marketable equity securities are classified in Level 1 in the fair value hierarchy. Marketable equity securities are measured using a market approach based on the quoted market prices in active markets.

Derivatives (Notes 11 and 12)

Derivatives primarily represent foreign exchange contracts and interest rate swap agreements. The fair value of foreign exchange contracts is based on a valuation model that discounts cash flows resulting from the differential between contract rate and the market-based forward rate and is classified in Level 2 in the fair value hierarchy. The fair value of interest rate swap agreements is based on a valuation model that discounts cash flows based on the terms of the contract and the swap curves and is classified in Level 2 in the fair value hierarchy.

Other

Other primarily represents loans which are measured at fair value under the Fair Value Option of FASB ASC 825, “Financial Instruments”. The fair value of loans is based on a valuation model based on market yield curve data and credit spread data and is classified in Level 2 in the fair value hierarchy. The credit spread data was obtained through use of credit default swaps for each counterparty.

The following table summarizes information about changes of Level 3 for the nine months ended December 31, 2012 and 2011.

	Millions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Balance, beginning of year	¥(752)	¥(859)
Total gains or losses (realized / unrealized)	158	150
Included in earnings	183	97
Included in other comprehensive income (loss)	(25)	53
Total purchases, issuances and settlements	—	—
Purchases	—	—
Issuances	—	—
Settlements	—	—

Balance, end of period	¥(594)	¥(709)

The amounts of unrealized gains and losses on classified in Level 3 liabilities recognized in earnings for the nine months ended December 31, 2012 and 2011 related to liabilities still held at December 31, 2012 and 2011 were gains of ¥183 million and gains of ¥97 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.

The following table summarizes information about changes of Level 3 for the three months ended December 31, 2012 and 2011.

	Millions of yen
	Three months ended December 31, 2012	Three months ended December 31, 2011
Balance, beginning of year	¥(572)	¥(704)
Total gains or losses (realized / unrealized)	(22)	(5)
Included in earnings	40	6
Included in other comprehensive income (loss)	(62)	(11)
Total purchases, issuances and settlements	—	—
Purchases	—	—
Issuances	—	—
Settlements	—	—

Balance, end of period	¥(594)	¥(709)

The amounts of unrealized gains and losses on classified in Level 3 liabilities recognized in earnings for the three months ended December 31, 2012 and 2011 related to liabilities still held at December 31, 2012 and 2011 were gains of ¥40 million and gains of ¥6 million, respectively. These gains and losses were reported in other income (expenses), net of the consolidated statements of income.

Assets and liabilities that are measured at fair value on a non-recurring basis

During nine months ended December 31, 2012 and 2011 assets and liabilities that were measured at fair value on a non-recurring basis were not material.

14. Committed Credit Lines

Certain consolidated subsidiaries maintain committed credit line agreements totaling ¥48,284 million and ¥58,395 million, respectively, at December 31, 2012 and at March 31, 2012 with financial institutions to secure liquidity. At December 31, 2012 and at March 31, 2012, ¥10,171 million and ¥12,544 million, respectively, were available to be used under such credit line agreements.

15. Dividends

Nine months ended December 31, 2012

Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 20, 2012	Common stock	20,008	Retained earnings	21	March 31, 2012	June 21, 2012
Board of Directors meeting held on October 30, 2012	Common stock	22,868	Retained earnings	24	September 30, 2012	November 30, 2012

Note : The amount is rounded down to nearest million yen.

Nine months ended December 31, 2011

Payment amount of dividends

Resolution	Type of stock	Aggregate amount of dividends (Millions of yen)	Resource of dividends	Dividend per share (Yen)	Record date	Effective date
Ordinary general meeting of shareholders held on June 22, 2011	Common stock	19,369	Retained earnings	20	March 31, 2011	June 23, 2011
Board of Directors meeting held on October 27, 2011	Common stock	20,331	Retained earnings	21	September 30, 2011	November 25, 2011

Note : The amount is rounded down to nearest million yen.

16. Business Segment and Geographic Information

Komatsu has two operating segments: 1) Construction, Mining and Utility Equipment 2) Industrial Machinery and Others.

The accounting policies used by the segments are the same as those used in the preparation of the quarterly consolidated financial statements.

Segment profit is determined by subtracting the cost of sales and selling, general and administrative expenses from net sales attributed to the operating segment. Segment profit excludes certain general corporate administration and finance expenses, such as costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal and public relations. Segment profit also excludes certain charges which may otherwise relate to operating segments, including impairments of long lived assets and goodwill.

Operating segments:

	Millions of yen
	Nine months ended	Nine months ended
	December 31, 2012	December 31, 2011
Net sales:

Construction, Mining and Utility Equipment—

External customers	¥1,205,655	¥1,265,104
Intersegment	1,959	3,956

Total	1,207,614	1,269,060

Industrial Machinery and Others—
External customers	144,923	183,405
Intersegment	5,703	6,038

Total	150,626	189,443

Elimination	(7,662)	(9,994)

Consolidated	¥1,350,578	¥1,448,509

Segment profit:

Construction, Mining and Utility Equipment	¥148,381	¥178,958
Industrial Machinery and Others	3,824	16,721

Total segment profit	152,205	195,679
Corporate expenses and elimination	(1,136)	(4,042)

Total	151,069	191,637
Other operating income (expenses), net	(578)	198
Operating income	150,491	191,835
Interest and dividend income	3,209	3,035
Interest expense	(6,155)	(5,721)
Other, net	(1,957)	(3,458)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥145,588	¥185,691

	Millions of yen
	Three months ended December 31, 2012	Three months ended December 31, 2011
Net sales:

Construction, Mining and Utility Equipment—

External customers	¥367,987	¥411,430
Intersegment	477	1,222

Total	368,464	412,652

Industrial Machinery and Others—
External customers	51,742	51,212
Intersegment	1,685	1,834

Total	53,427	53,046

Elimination	(2,162)	(3,056)

Consolidated	¥419,729	¥462,642

Segment profit:

Construction, Mining and Utility Equipment	¥38,800	¥58,804
Industrial Machinery and Others	523	1,594

Total segment profit	39,323	60,398
Corporate expenses and elimination	466	(1,501)

Total	39,789	58,897
Other operating income (expenses), net	(562)	(11)
Operating income	39,227	58,886
Interest and dividend income	941	950
Interest expense	(1,649)	(2,066)
Other, net	1,685	(2,322)

Consolidated income before income taxes and equity in earnings of affiliated companies	¥40,204	¥55,448

Business categories and principal products and services included in each operating segment are as follows:

a.	Construction, Mining and Utility Equipment:

Excavating equipment, loading equipment, grading and roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines and components, casting products and logistics

b.	Industrial Machinery and Others:

Metal forging and stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment and others

Transfers between segments are made at estimated arm’s-length prices.

Geographic information:

Net sales determined by customer location for the nine months ended December 31, 2012 and 2011 are as follows:

	Millions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Japan	¥271,095	¥293,345
The Americas	393,258	333,982
Europe and CIS	149,208	150,370
China	109,331	208,289
Asia (excluding Japan and China) and Oceania	338,221	369,417
Middle East and Africa	89,465	93,106

Consolidated net sales	¥1,350,578	¥1,448,509

Net sales determined by customer location for the three months ended December 31, 2012 and 2011 are as follows:

	Millions of yen
	Three months ended	Three months ended
	December 31, 2012	December 31, 2011
Japan	¥92,179	¥101,912
The Americas	124,821	109,674
Europe and CIS	49,636	49,800
China	34,000	48,414
Asia (excluding Japan and China) and Oceania	91,447	125,045
Middle East and Africa	27,646	27,797

Consolidated net sales	¥419,729	¥462,642

Net sales determined by geographic origin for the nine months ended December 31, 2012 and 2011 are as follows:

	Millions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2011
Japan	¥445,435	¥537,249
U.S.A.	377,196	318,834
Europe and CIS	147,681	158,755
China	84,668	144,399
Others	295,598	289,272

Consolidated net sales	¥1,350,578	¥1,448,509

Net sales determined by geographic origin for the three months ended December 31, 2012 and 2011 are as follows:

	Millions of yen
	Three months ended December 31, 2012	Three months ended December 31, 2011
Japan	¥144,317	¥173,740
U.S.A.	118,217	103,116
Europe and CIS	50,118	52,856
China	22,938	34,940
Others	84,139	97,990

Consolidated net sales	¥419,729	¥462,642

Other than in Japan, U.S.A. and China, no individual country had a material impact on net sales to external customers.

There were no sales to a single major external customer for the nine months and three months ended December 31, 2012 and 2011.

17. Subsequent Event

There was no significant subsequent event to be disclosed.